SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated May 7, 2026.

Buenos Aires, May 7, 2026.

COMISION NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

City of Buenos Aires

Ref.: Material Event. Closing of Agreements with Vista Energy – Bandurria Sur, Bajo del Toro, and Bajo del Toro Norte (The “Transaction”)

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In this regard, and following up on our communication dated February 2, 2026, we hereby inform you that the “Transaction” was closed today, whereby YPF acquired from Vista Energy: (i) a 16.3% stake in Bandurria Sur Participaciones S.A. (formerly Equinor Argentina S.A.U.), which holds a 30% interest in the “Bandurria Sur” area; this, combined with YPF’s current 40% stake, totals 44.9% directly and indirectly in said area; and (ii) a 15% stake in the “Bajo del Toro” and “Bajo del Toro Norte” areas, which, added to its current stake, totals 65% in said areas. It is worth noting that Bandurria Sur as well as Bajo del Toro and Bajo del Toro Norte are areas operated by YPF.

The total price of the Transaction, previously informed, was approximately US$163 million, plus a closing price adjustment and a contingent consideration, which as of the date amounted to approximately US$41 million, including cash and working capital of the company and assets, among others.

Below is a breakdown of the most recent operational information regarding the blocks involved in the acquisition:

Bandurria Sur is a non-conventional hydrocarbon production concession (“CENCH”) awarded in 2015 for a 35-year term and operated by YPF. It covers 56.2 thousand acres of the Vaca Muerta formation and, during the first quarter of 2026 (“Q1 2026”), produced 82.3 thousand barrels of oil equivalent per day (100% shale oil) on a 100% working interest basis.

Bajo del Toro Norte is also a CENCH block, awarded in 2021 for a 35-year term and operated by YPF. It covers 28.1 thousand acres and, in Q1 2026, reached 100% production of 5.4 thousand barrels of oil equivalent per day (100% shale oil). Bajo del Toro, in turn, corresponds to an unconventional hydrocarbons’ exploration permit covering an area of 10.6 thousand acres.

Sincerely,

Margarita Chun

Markets Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 7, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer